SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North

Suite 600

Birmingham, Alabama 35203

Telephone Number 205-987-5500

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 12 Pages)

_____________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON PN

*

Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IA, CO

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON CO

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 9 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $6,404,408.89.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 1, 2022, the Fund and 325 Capital LLC (“325”) entered into a Group Agreement (the “Group Agreement”), which is summarized further in Item 6 below.
Item 5.	Interest in Securities of the Issuer

Items 5(a) – (e) are hereby amended and supplemented by the addition of the following:

(a)-(e):

As of the date hereof, (i) HFA, HMC, and Raymond Harbert may be deemed to be the beneficial owners of 640,168 Shares, constituting 6.5% of the Shares based upon *9,835,379 Shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 640,168 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 640,168 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 640,168 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 640,168 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 640,168 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 640,168 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 640,168 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 640,168 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 640,168 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 640,168 Shares.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 10 of 12 Pages

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 640,168 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 640,168 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 640,168 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 640,168 Shares.

Because of the arrangements in the Group Agreement, the Reporting Persons, 325 and certain affiliates of 325 that beneficially own Shares (the “325 Reporting Persons”) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Based on information and belief, collectively, the “group” may be deemed to beneficially own an aggregate of 1,651,957 Shares, which represents approximately 16.8% of the outstanding Shares. The 325 Reporting Persons separately report their beneficial ownership of the Shares on Schedule 13D with the Securities and Exchange Commission and reference is hereby made to those filings for the beneficial ownership of each 325 Reporting Person and any changes thereto. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares beneficially owned by 325 or any of its affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The trading dates, number of Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Shares within the last 60 days, are set forth below:

Date	Price Per Share	Number of Shares Purchased
01/19/22	$9.60	5,000
01/27/22	$8.79	10,000
01/31/22	$9.10	10,000

*This outstanding Shares figure reflects the number of outstanding Shares as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 1, 2022, the Fund and 325 entered into the Group Agreement which sets forth certain agreements among the parties with respect to their intention to jointly coordinate their activities with respect to the Issuer as set forth in the Group Agreement. The foregoing description of the Group Agreement is not complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit B and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit B: Group Agreement

CUSIP No. 892918103	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

HARBERT DISCOVERY FUND, LP

	By:	Harbert Discovery Fund GP, LLC, its General Partner

	By:	Harbert Management Corporation, its Managing Member

	By:	/s/ John McCullough
Executive Vice President and General Counsel

HARBERT DISCOVERY FUND GP, LLC*

	By:	Harbert Management Corporation, its Managing Member

	By:	/s/ John McCullough
Executive Vice President and General Counsel

HARBERT FUND ADVISORS, INC.*

	By:	/s/ John McCullough
Executive Vice President and General Counsel

CUSIP No. 892918103	SCHEDULE 13D/A	Page 12 of 12 Pages

HARBERT MANAGEMENT CORPORATION*

By:	/s/ John McCullough
Executive Vice President and General Counsel

By:	/s/ Jack Bryant*
Jack Bryant

By:	/s/ Kenan Lucas*
Kenan Lucas

By:	/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the Act, or for any other purpose.

EXHIBIT B

Group Agreement

THIS AGREEMENT, dated as of February 1, 2022 (the "Effective Date"), is by and between Harbert Discovery Fund, LP ("Harbert") and 325 Capital LLC ("325 Capital") (each, a "Party" and, collectively, the "Parties").

WHEREAS, the Parties, on behalf of themselves, their respective controlled affiliates, and any investment funds, managed accounts or other investment vehicles managed or advised by the Parties or their respective controlled affiliates (such controlled affiliates and vehicles are referred to as each Party's "Covered Entities"), desire to coordinate or provide notice of certain efforts with respect to TransAct Technologies Incorporated (the "Company"), and its shares of common stock, par value $0.01 per share (the "Common Stock"), or other interests in respect of such shares (including any securities or instruments exchangeable for or convertible into equity or debt securities of the Company, options to purchase or sell equity or debt securities of the Company, and swaps, synthetics and other derivative securities or instruments, the value of which is related to equity or debt securities of the Company) (collectively, "Company Securities"). All references in this Agreement to "Party" shall be deemed to include such Party's Covered Entities, and, in the case of "Parties", shall be deemed to include each Party's Covered Entities. Likewise, all references in this Agreement to (i) Harbert shall be deemed to include Harbert's Covered Entities and (ii) 325 Capital shall be deemed to include 325 Capital's Covered Entities.

NOW, THEREFORE, in consideration of the covenants and agreements set forth in this agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

1.       Representations. Harbert represents to 325 Capital that, as of the date hereof, Harbert is the beneficial owner of 640,168 shares of Common Stock and, except for such shares of Common Stock, Harbert and its Covered Entities do not beneficially own nor are party to any other Company Securities. 325 Capital represents to Harbert that, as of the date hereof, 325 Capital is the beneficial owner of 1,011,789 shares of Common Stock and, except for such shares of Common Stock, 325 Capital and its Covered Entities are do not beneficially own nor are party to any other Company Securities.

2. Securities Transactions. (a) From and after the Effective Date and subject to the further terms hereof, each Party agrees to as promptly as practicable, but in any event no later than within 24 hours, inform the other Party upon effecting any purchase of Company Securities. (b) During the term of this Agreement, neither Harbert nor 325 Capital shall, directly or indirectly, including, without limitation, through any of their respective Covered Entities sell, pledge or otherwise dispose of more than 1.0% of the outstanding Common Stock without the consent of the other Party (except that no such prior consultation is required in connection with pledging as it relates to customary margin, loan arrangements or similar requirements) with such other Party’s consent not to be unreasonably withheld, delayed or conditioned.

3.       Coordinated Activities. The following matters shall require the mutual agreement of the Parties (which agreement shall not be unreasonably withheld, delayed or conditioned by either of the parties): (i) the selection and nomination of one or more individuals to serve as directors of the Company; (ii) the making, revising or withdrawing of any proposals to the Company regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (iii) seeking to control, advise, change or influence the management, directors, governing instruments, shareholders, policies or affairs of the Company; (iv) the conduct of any proxy contest, consent solicitation or similar actions involving the Company, including, without limitation, the engagement of any advisors with respect thereto (other than legal advisors); (v) the manner, form, content and timing of any communications with the Company; (vi) the manner, form, content and timing of any public disclosures, public statements or other communications relating to the Company, the Company Securities, this agreement or the activities contemplated by this agreement (except that, if such disclosure, statement or communication is required by law, regulation or fund documentation applicable to a Party, such Party may make such required disclosure, statement or other communication without the agreement of the other Party, provided that such Party has provided prior notice thereof to the other Party); (vii) the admission of any additional members to any group (within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to the Company Securities and including the Parties, whether formed by this agreement or otherwise; (viii) entering into any agreement, arrangement or understanding with any third party in connection with the holding, voting or disposition of Company Securities, (ix) entering into any settlement or cooperation agreement with the Company and (x) incurring any expenses above $500,000 in connection with the activities delineated herein (collectively, the “Coordinated Activities”). Notwithstanding the foregoing, no Party shall share with the other Party any material nonpublic information in its possession concerning the Company that could reasonably be expected to restrict a Party’s ability to trade Company Securities, without the express prior written consent of the other Party.

4.       Expenses. Each Party shall pay half of all expenses incurred in connection with the Coordinated Activities delineated in Section 3 of this Agreement, including legal expenses, proxy solicitation fees, public relations fees and fees paid to other advisors, consultants, executive search firms and board of director nominees, except that each Party shall be responsible for its own expenses for any regulatory filings (including without limitation any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") or with the Securities and Exchange Commission (the "SEC") required by Section 13 or Section 16 of the Exchange Act) reporting ownership of Securities. Each Party will promptly upon request reimburse the other Party for its respective portion of any such shared expenses paid or advanced by the other with reasonable documentation evidencing its expenses. Notwithstanding the foregoing sentence, a Party will not be entitled to contribution for any expense or liability arising out of such Party's or its affiliates' fraud, willful misconduct, gross negligence, or activities or actions prior to the date hereof or any liability or expense relating specifically to such Party, except as otherwise explicitly set forth herein. For the avoidance of doubt, each Party agrees that the expenses incurred in connection with preparing this Agreement, identifying and selecting nominee candidates, including payment to any executive search firm, and preparing documentation relating to the nomination of director candidates, shall be deemed expenses covered under this Agreement by each Party. Any reimbursement from the Company regarding the expenses paid by each Party under this Agreement, shall be allocated to each Party in proportion to the expenses paid pursuant to this Section 4.

5.       Regulatory Reporting. Each Party shall be responsible for its own regulatory filings, including any filing pursuant to Section 13(d) or Section 16 of the Exchange Act or any filing pursuant to the HSR Act (other than joint filings and filings under Section 14 of the Exchange Act as set forth below), subject to reasonable prior review by and consultation with the other Party. If any such schedule or report may be filed jointly by the Parties and/or their respective affiliates, the Parties will mutually determine whether a joint filing shall be made. Harbert will prepare and timely file all such joint filings as well as any filings required by Section 14 of the Exchange Act; provided that the content thereof relating to 325 Capital or any of its affiliates shall be reasonably satisfactory to 325 Capital, which will be given the opportunity to review and comment on each such filing a reasonable period of time before such filing is made and that Harbert shall not be responsible for the completeness and accuracy of the information concerning 325 Capital contained in such filings, except to the extent that Harbert knows or has reason to believe that such information is inaccurate. Each Party will cooperate with the other, including by providing all necessary information, in order to facilitate the timely and accurate filing of all joint and individual filings. Subject to terms set forth above in this Section 5, each Party shall be responsible for its own regulatory filings, including any filing pursuant to Section 13(d) or Section 16 of the Exchange Act or any filing pursuant to the HSR Act (other than joint filings as set forth above), subject to reasonable prior review by and consultation with the other Party.

6.       Termination. This agreement will terminate at 11:59 p.m. (New York time) on the first anniversary of the Effective Date, or upon the earlier of the (i) mutual written agreement of the Parties; provided that if one Party provides the other Party with written Notice of its desire for mutual written termination of the Agreement, such other Party’s consent to such mutual written termination shall not be unreasonably withheld, delayed or conditioned, (ii) execution by both Parties of a settlement or cooperation agreement with the Company, or (iii) completion of the Company's 2022 annual meeting of shareholders. In the event of termination, the Parties shall cooperate to take such actions as may be necessary or required publicly to disclose such termination and/or the consequences thereof, including, without limitation, amending any prior filings under the Exchange Act concerning the Company, Company Securities and/or the relationship between Harbert and 325 Capital. Sections 4 and 11 shall survive any termination of this agreement.

7.       Relationship of the Parties. Nothing in this agreement shall be construed as creating (including, without limitation, for U.S. income tax purposes) any agency relationship, nor shall either Party, except as expressly set forth in this Agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other Party or (ii) have any fiduciary or other duties to the other Party. The relationship of the Parties pursuant to this Agreement shall be limited to carrying out the activities described in accordance with the terms of this Agreement.

8.       Limitations on Liability. In no event shall any Party be liable to the other Party for any actions or activities undertaken by such other Party or its affiliates pursuant to this Agreement; provided, however, that a Party shall be liable for any such actions or activities arising out of such Party's or its affiliates' fraud, willful misconduct, gross negligence, or activities or actions prior to the date hereof or any liability or expense relating specifically to such Party.

9.       Notices. All notices permitted or required hereunder shall be in writing and delivered personally or sent by overnight express mail or courier or sent by electronic mail to the other Party at the address below (or at such other address as a Party shall designate in writing to the other Party in the manner specified herein) and shall be effective at the earlier of the date received or, if by electronic mail, upon sender's receipt of electronic confirmation of receipt if within normal business hours at the place notice was sent or, if thereafter, on the following business day.

If intended for Harbert:

Harbert Discovery Fund, LP

c/o Harbert Discovery Fund GP, LLC
2100 Third Avenue North, Suite 600

Birmingham, AL 35203

Attention: Kevin McGovern, Vice President and Associate General Counsel

kmcgovern@harbert.net

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Eleazer Klein, Esq.

eleazer.klein@srz.com

If intended for 325 Capital:

325 Capital LLC
200 Park Avenue, 17th Floor

New York, NY 10016

Attention: Dan Friedberg, Managing Member
dfriedberg@325Capital.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 6th Ave

New York, NY 10019

Attention: Elizabeth R. Gonzalez-Sussman, Esq.

egonzalez@olshanlaw.com

10.       Further Assurances. Each Party hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this agreement us may be reasonably necessary in order to accomplish the transactions contemplated by this Agreement.

11.       Miscellaneous. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles, (ii) may not be assigned, amended, waived or modified except by a writing signed by each Party, (iii) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument, (iv) is solely for the benefit of the Parties hereto and no other person shall have any rights hereunder and (v) represents the entire agreement between the Parties with respect to the subject matter of this agreement. For purposes of this agreement, the terms "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Exchange Act. In addition, any legal action or proceeding arising out of the provisions of this Agreement or the Parties’ investment in the Company shall be brought and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York. To the extent required by applicable law, each of the Parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

HARBERT DISCOVERY FUND, LP

By:	/s/ Kevin McGovern
Name:	Kevin McGovern
Title:	Vice President and Associate General Counsel of Harbert Discovery Fund GP, LLC, its General Partner

325 Capital LLC

By:	/s/ Daniel Friedberg
Name:	Daniel Friedberg
Title:	Managing Member